July 12, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Soldino Group Corp

Registration Statement on Form S-1

Filed June 14, 2017

File No. 333-218733

Ladies and Gentlemen:

On behalf of Soldino Group Corp (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) as well as the following responses to the comment letter dated July 6, 2017 from the Staff regarding the draft of the registration statement that was submitted confidentially in accordance with the JOBS Act on June 14, 2017.

General

1.               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Answer to Comment 1: The Company supplementally advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials to the Staff supplementally.

Prospectus Summary of Soldino Group Corp, page 5

2.               Please revise here and elsewhere as appropriate to provide the basis for the statement that “[o]ur competitive advantage is that we offer a high quality product, while maintaining reasonable prices.” We note that the company appears to have limited revenues from the sale of work wear.

Answer to Comment 2: The Company advises the Staff that statement was revised.

3.               We note the disclosure on page 5 that the agreement with Andrea Dini Massimo E C Srl provides for a minimum payment of at least $7,800. Please reconcile with the agreement filed as Exhibit 10.5, which reflects the minimum as $8,000.

Answer to Comment 3:  The Company advises the Staff that statement was reconciled.

Risk Factors, page 7

4.               Please add a risk factor regarding the going concern in the auditor’s opinion.

Answer to Comment 4: The Company advises the Staff that the risk factor was added.

Use of Proceeds, page 12

5. Please revise to explain the numbers in parentheses in this table and in the table on page 16.

Answer to Comment 5: The Company advises the Staff that the table was revised.

6. We note the disclosure in this section that these are only estimated costs and the risk factor on page 8. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Answer to Comment 6: The Company advises the Staff that the table was revised.

Management’s Discussion and Analysis or Plan of Operation, page 12 Plan of Operation, page 14

7.               Please reconcile the disclosure on page 14 that you have not generated any revenues with the disclosure in the summary indicating limited revenues from the two sales contracts.

Answer to Comment 7: The Company advises the Staff that the table was reconciled.

Dilution, page 16

8.               The shares outstanding as it relates to the sale of 75%, 50%, and 25% of shares in this offering do not appear to mathematically represent the shares to be issued under each of these scenarios when added to the 3,500,000 shares outstanding as of April 30, 2017. Please clarify or revise.

Answer to Comment 8: The Company advises the Staff that the statement was revised.

Description of Business, page 18 Sales and Marketing, page 19

9.               Please revise to clarify whether any product has been delivered to the customers under the sales agreements.

Answer to Comment 9: The Company advises the Staff that Company does not deliver the product to the customers, as mentioned on the Page 18, the customers will be responsible for the delivery, custom duties, taxes, insurance or any other additional charges that might incur.

Sales Distribution Agreement and equipment purchase agreement with our suppliers, page 19

10.            We note the minimum annual sales requirement of $10,000 during the first two years of the term. We are unable to locate this minimum annual sale requirement or the two year term in the agreement filed as Exhibit 10.4. Please revise or advise. In addition, in the Plan of Operation discussion, clarify how the company intends to meet this sales requirement. Also address in the Plan of Operation section the company’s alternatives if it does not reach the minimum annual sales requirement of $10,000 within the first two years.

Answer to Comment 10: The Company advises the Staff that the statement was revised.

Security Ownership of Certain Beneficial Owners and Management, page 24

11.            Please update this table to the nearest practicable date. Update similar disclosure elsewhere in the filing, such as the summary.

Answer to Comment 11: The Company advises the Staff that the table was updated.

Interests of Named Experts and Counsel, page 27

12.            Instruction 1 to Item 509 of Regulation S-K references $50,000, not $90,000. Please revise.

Answer to Comment 12: The Company advises the Staff that the statement was revised.

Legal Matters, page 27

13.            Please reconcile the law firm here and in the exhibit list with the legality opinion filed as Exhibit 5.1.

Answer to Comment 13: The Company advises the Staff that the name of the law firm was reconciled.

Report of Independent Registered Public Accounting Firm, page F-1

14.            The first paragraph of your auditor’s report states your statements of operations, changes in stockholder’s equity (deficit), and cash flows for the period from January 25, 2017 (inception) to December 31, 2017 have been audited. This does not appear to be consistent with the financial statements provided in the filing. Please advise your independent registered public accounting firm to revise their audit report to properly identify the period of the financial statements covered by the report. Please refer to AU 508 and Rule 2-02 of Regulation S-X for further guidance.

Answer to Comment 14: The Company advises the Staff that the audit report of our independent registered public accounting firm was revised.

Exhibits Exhibit 5.1

15.            Please file a signed legal opinion. Exhibit 23.1

Answer to Comment 15: The Company advises the Staff that legal opinion was singed and filed as requested.

16.            Please advise your independent registered public accounting firm to consent to use of their name in the registration statement under the heading “Experts” on page 27.

Answer to Comment 16: The Company advises the Staff that the name of our independent registered public accounting firm was consented under the heading “Experts” on page 27.

/s/ Aurora Fiorin

President of Soldino Group Corp